CSI Compressco LP

24955 Interstate 45 North

The Woodlands, Texas 77380

Via EDGAR

January 21, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3, as

amended (File No. 333-261870), of CSI Compressco LP

Ladies and Gentleman:

On behalf of CSI Compressco LP and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3, as amended, be accelerated to 4:30 p.m. eastern time on January 25, 2022, or as soon thereafter as practicable.

Please call David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 with any questions regarding this matter.

Very truly yours, CSI COMPRESSCO LP

By:	CSI Compressco GP LLC, its general partner

By:	/s/ John E. Jackson
John E. Jackson
Chief Executive Officer